Exhibit 99.1

VinFast Reports Unaudited Second Quarter 2024 Financial Results

Quarterly Revenues reached VND8,670,238 million (US$357.4 million) Quarterly EV Deliveries were 13,172 units

VinFast Auto Ltd. (“VinFast” or the “Company”), a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone, announced its unaudited financial results for the second quarter ended June 30, 2024.

Operating Highlights for the Second Quarter of 2024

	2Q2024	1Q2024	2Q2023
EV Deliveries(1)	13,172	9,176	9,234
E-scooters Deliveries	13,076	7,837	10,180

•	EV deliveries were 13,172 in the second quarter of 2024, representing an increase of 44% from the first quarter of 2024 and an increase of 43% from the second quarter of 2023.

•	E-scooter deliveries were 13,076 in the second quarter of 2024, representing an increase of 67% from the first quarter of 2024 and an increase of 28% from the second quarter of 2023.

•	As of August 31, 2024, the Company had 155 showrooms globally for EVs and 180 showrooms and service workshops for e-scooters, including VinFast showrooms and dealer showrooms.

Financial Highlights for the Second Quarter of 2024

•	Vehicle sales were VND7,698,685 million (US$317.3 million) in the second quarter of 2024, representing an increase of 2.9% from the second quarter of 2023 and an increase of 33.8% from the first quarter of 2024.

•	Total revenues were VND8,670,238 million (US$357.4million) in the second quarter of 2024, representing an increase of 9.1% from the second quarter of 2023 and an increase of 32.9% from the first quarter of 2024. Total revenues are primarily comprised of revenue from EV sales.

•	Gross loss was VND5,436,449 million (US$224.1million) in the second quarter of 2024, representing an increase of 61.1% from the second quarter of 2023 and an increase of 42.0% from the first quarter of 2024.

•	Gross margin was negative (62.7%) in the second quarter of 2024, compared to negative (42.5%) in the second quarter of 2023 and negative (58.7%) in the first quarter of 2024.

•	Loss from operations was VND13,396,437 million (US$552.2 million) in the second quarter of 2024 representing an increase of 36.5% from the second quarter of 2023 and an increase of 33.6% from the first quarter of 2024.

•	Net loss was VND18,764,327 million (US$ 773.5 million) in the second quarter of 2024, representing an increase of 39.7% from the second quarter of 2023 and an increase of 27.3% from the first quarter of 2024.

 1 Includes VF e34, VF 5, VF 6, VF 7, VF 8, VF 9 and e-bus

Key Financial Results for the Second Quarter of 2024

(in VND millions, except for percentages and basis points (“bp”))

	2024 Q2	2024 Q1	2023 Q2 As adjusted (2)	QoQ		YoY
Vehicle Sales	7,698,685	5,754,230	7,483,704	33.8%		2.9%
Total Revenues	8,670,238	6,525,864	7,948,361	32.9%		9.1%
Gross Loss	(5,436,449)	(3,828,909)	(3,375,617)	42.0%		61.1%
Gross Margin	(62.7)%	(58.7)%	(42.5)%	(403)	bp	(2,023)	bp
Loss from Operations	(13,396,437)	(10,029,239)	(9,811,102)	33.6%		36.5%
Net Loss	(18,764,327)	(14,743,867)	(13,433,720)	27.3%		39.7%

Recent Business Updates

Sales and Delivery of VF 3 – Completion of Electric SUV Lineup

•	In May, VinFast opened sales of the VF 3 (mini e-SUV), a long-awaited car with a starting MSRP of approximately $9,900 (VND 240 million) under the battery subscription program. The VF 3 features a 10-inch touchscreen, room for four passengers, 16-inch wheels, 9 color choices, 215km driving range, and 36-minute charging from 10% to 70%. The company received approximately 28,000 non-cancellable orders within 66 hours of starting sales.

•	Commenced first deliveries in Q3, which marked the completion of the development of all seven of VinFast’s e-SUV models. For this year, VinFast has prepared operations to deliver at least 20,000 VF 3s to our Vietnamese buyers.

Delivery Volume Guidance Revision

•	VinFast acknowledged some headwinds and uncertainties adversely challenging EV outlook in some markets, and hence the need to prudently review our business plan earlier in the year. Thanks to VinFast’s unique and diversified EV portfolio and the steady growth of the company’s presence in multiple markets, the Company has been able to outline execution plans that the Company believes can address macro challenges, seize near-term growth opportunities and propel the company to reach its delivery forecast of 80,000 EVs for 2024.

Strategic Decision on Operational Timeline of North Carolina Manufacturing Facility

•	The Company made a strategic decision to adjust the operational timeline for the North Carolina plant to 2028 to allow VinFast to optimize resources to focus on achieving near-term growth targets.

Progress on market expansion

•	Indonesia: Following the commencement of sales of the VF e34 model opened in previous quarter, VinFast shipped its first VF e34s with right-hand drive configuration and started delivery to customers in Q3. The Company also launched sales of the VF 5 with a starting list price of IDR 242,000,000 (under the battery subscription program), and broke ground on a new assembly plant, with an initial capacity of 50,000 electric vehicles per year and operations scheduled to commence by the end of 2025.

•	The Philippines: VinFast opened sales of the VF 5 with a starting list price of 992,000 Pesos (battery-exclusive) and added dealer stores in prime locations in the capital city of Manila.

•	India: VinFast signed a number of LOIs with dealers in 15 major districts and cities. VinFast’s assembly plant with an initial capacity of 50,000 electric vehicles per year is on track to commence operation in 2025.

•	Middle East: VinFast signed dealer sales agreements for the distribution of electric vehicles in Qatar and UAE markets. The inaugural stores are anticipated to open in 2024 and will initially offer four VinFast e-SUV models, VF 6, VF 7, VF 8, and VF 9. VinFast also opened its first dealer showroom in Oman.

 2 As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

Related Party Transactions

•	Out of 13,172 EVs delivered in the second quarter of 2024, 51% were to related parties of the Company.

•	Out of 13,076 e-scooters delivered in the second quarter of 2024, 33% were to related parties of the Company

Management Commentary

Madam Thuy Le, Chairwoman of VinFast, said: “We stay focused on our mission to contribute to a sustainable future for everyone. Our strategy, is unchanged with regards to being a vertically integrated green mobility solutions company providing high quality and good-value electric vehicles. With the delivery of VF 3 starting in Q3, we have completed the development of all 7 e-SUV models, besides a comprehensive portfolio of 9 e-scooters, e-bus and e-bike. We have acknowledged some headwinds and uncertainties adversely challenging EV outlook at this point of time in some markets, and hence the need to prudently review our business plan earlier in the year. Thanks to our unique diversified EV products portfolio and presence in multiple markets which continues to grow, we have been able to outline execution plans that address macro challenges, seize near-term growth opportunities. With legacy OEMs shifting away from their e-SUV initiatives, noise surrounding hybrid vehicles, and other EV players mainly focused on the premium e-SUV segment, VinFast is the only pure e-SUV player with a comprehensive product line up that can deliver affordable high quality EVs to everyone.”

Ms Lan Anh Nguyen, Chief Financial Officer of VinFast, added: “Q2 of 24 aligned with our forecasts. One key driver for us in Q2 growth was the increased reception of customers for VinFast’s EVs in Vietnam. This growth in our home market has been crucial in advancing our mission to promote EV adoption and green mobility. The momentum we’’ve built in Vietnam has laid a solid foundation for our strong position in this key market to continue thriving. At the same time, we continue to focus on cost optimization and stringent capital allocation while maintaining a level of flexibility in our capex plans and continuing to grow our top line.”

Financial Results for the Second Quarter of 2024

Revenues

•	Total revenues were VND8,670,238 million (US$357.4million) in the second quarter of 2024, representing an increase of 9.1% from the second quarter of 2023 and an increase of 32.9% from the first quarter of 2024. Total revenues are primarily comprised of revenue from EV sales.

•	Vehicle sales were VND7,698,685 million (US$317.3 million) in the second quarter of 2024, representing an increase of 2.9% from the second quarter of 2023 and an increase of 33.8% from the first quarter of 2024. Revenue growth from the second quarter of 2024 and the first quarter of 2024 was driven by an increase in EVs sale volumes thanks to our growth in both domestic and overseas markets.

Cost of Sales and Gross Margin

•	Cost of sales was VND14,106,687 million (US$581.5 million) in the second quarter of 2024, representing an increase of 24.6% from the second quarter of 2023 and an increase of 36.2% from the first quarter of 2024. The increase over the second quarter of 2023 and the first quarter of 2024 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers in the second quarter of 2024.

•	Gross loss was VND5,436,449 million (US$224.1million) in the second quarter of 2024, representing an increase of 61.1% from the second quarter of 2023 and an increase of 42.0% from the first quarter of 2024.

•	Gross margin was negative (62.7%) in the second quarter of 2024, compared to negative (42.5%) in the second quarter of 2023 and negative (58.7%) in the first quarter of 2024. The increase over the second quarter of 2023 and the first quarter of 2024 was primarily driven by US$104 million of charges to write down the carrying value of inventories compared to US$5 million in Q1.

Operating Expenses

•	Research and development (R&D) costs were VND2,662,530 million (US$109.7 million) in the second quarter of 2024, representing a decrease of 23.3% from the second quarter of 2023 and was flat versus the first quarter of 2024. The decrease over the second quarter of 2024 is in line with number of our EV models progressing from the development stage to commercial production in the last four quarters.

•	Selling, general and administrative expenses were VND3,836,791 million (US$158.2 million) in the second quarter of 2024, representing an increase of 36.4% from the second quarter of 2023 and an increase of 25.5% from the first quarter of 2024. The increase over the second quarter of 2023 and first quarter of 2024 was primarily attributable to an increase in selling and marketing expenses as a result of impairment of assets that do not support BOM cost optimization.

•	Net other operating expenses were VND1,460,667 million (US$60.2 million) in the second quarter of 2024, representing an increase of 874.3% from the second quarter of 2023 and an increase of 165.4% from the first quarter of 2024. The increase in net expenses over the second quarter of 2023 and the first quarter of 2024 was mainly due to an increase in foreign exchange losses, and expenses in connection with discontinued projects that do not support our business strategy.

Loss from Operations

•	Loss from operations was VND13,396,437 million (US$552.2 million) in the second quarter of 2024 representing an increase of 36.5% from the second quarter of 2023 and an increase of 33.6% from the first quarter of 2024, as a result of the foregoing.

Net Loss and Net Loss Per Share

•	Net loss on financial instruments at fair value through profit or loss was VND952,119 million (US$39.2 million) in the second quarter of 2024, representing an increase of 56.7% from net loss of the second quarter of 2023 and an increase of 56.1% from net loss of the first quarter of 2024. The increase over net loss of the second quarter of 2023 and the first quarter of 2023 was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares, convertible debenture, and warrants.

•	Net loss was VND18,764,327 million (US$773.5 million) in the second quarter of 2024, representing an increase of 39.7% from the second quarter of 2023 and an increase of 27.3% from the first quarter of 2024.

•	Net loss attributable to controlling interest was VND18,741,226 million (US$772.5 million) in the second quarter of 2024, representing an increase of 39.7% from the second quarter of 2023 and an increase of 27.3% from the first quarter of 2024.

•	Basic and diluted net loss per ordinary share were both VND8,014.9 (US$0.33) in the second quarter of 2024, compared with VND5,831.0 (US$0.24) in the second quarter of 2023 and VND6,296.9 (US$0.26) in the first quarter of 2024.

Balance Sheet

•	Cash and cash equivalents were VND2,382,144 million (US$98.2 million) as of June 30, 2024.

Business Outlook

•	FY2024 Delivery Target: the Company reaffirms target to deliver 80,000 EVs.

•	This outlook reflects the Company’s current and preliminary view on the business and existing market conditions, which is subject to change.

Conference Call

The Company’s management will host its second quarter of 2024 earnings conference call at 8:00 AM U.S. Eastern Time on September 20, 2024.

Live Webcast: https://edge.media-server.com/mmc/p/urnhoxtg

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	VND million	VND million	USD
	(Adjusted) (*)	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,095,472	2,382,144	98,192,251
Restricted cash	102,932	368,340	15,183,017
Trade receivables	469,918	1,050,856	43,316,406
Advances to suppliers	4,753,634	3,789,625	156,208,780
Inventories, net	30,141,381	29,643,327	1,221,901,360
Short-term prepayments and other receivables	8,006,103	8,571,523	353,319,167
Short-term derivative assets	548,010	872,857	35,979,266
Current net investment in sales-type lease	87,552	79,801	3,289,406
Short-term investments	4,105	4,162	171,558
Short-term amounts due from related parties	2,374,382	5,721,225	235,829,555
Assets classified as held for sale	-	51,030	2,103,462
Total current assets	50,583,489	52,534,890	2,165,494,229

NON-CURRENT ASSETS
Trade receivables	110,312	140,723	5,800,618
Property, plant and equipment, net	79,122,703	79,739,667	3,286,878,277
Intangible assets, net	1,346,324	1,222,526	50,392,663
Operating lease right-of-use assets	7,081,509	6,378,812	262,935,367
Long-term derivative assets	66,124	-	-
Long-term prepayments	217,180	1,096,524	45,198,846
Non-current net investment in sales-type lease	620,665	790,504	32,584,666
Investment in equity investees	1,214,938	1,183,035	48,764,839
Other long-term investments	918,040	918,040	37,841,715
Long-term amounts due from related parties	51,073	34,434	1,419,373
Long-term restricted cash	660,363	931,279	38,387,428
Other non-current assets	4,865,001	4,292,396	176,933,059
Total non-current assets	96,274,232	96,727,940	3,987,136,851
TOTAL ASSETS	146,857,721	149,262,830	6,152,631,080

(1)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	VND million	VND million	USD
	(Adjusted) (*)	(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	42,924,034	47,121,780	1,942,365,210
Short-term financial liabilities	18,258,063	20,383,289	840,201,525
Convertible debenture	1,190,475	1,299,472	53,564,386
Trade payables	12,146,588	10,813,035	445,714,551
Deposits and down payment from customers	1,194,112	2,042,600	84,196,208
Short-term deferred revenue	149,747	143,788	5,926,958
Short-term accruals	11,431,878	9,347,188	385,292,168
Other current liabilities	13,875,625	11,094,306	457,308,574
Current operating lease liabilities	1,524,356	1,586,283	65,386,768
Amounts due to related parties	49,341,144	59,402,573	2,448,580,915
Total current liabilities	152,036,022	163,234,314	6,728,537,263

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	30,170,149	22,879,716	943,104,534
Long-term financial liability	137,057	42,298	1,743,528
Other non-current liabilities	2,194,253	3,844,168	158,457,049
Non-current operating lease liabilities	5,330,344	4,834,657	199,285,120
Long-term deferred revenue	1,569,733	1,904,518	78,504,452
Deferred tax liabilities	1,025,264	1,015,454	41,857,131
Long-term accruals	123,867	246,802	10,173,207
Amounts due to related parties	19,682,747	33,212,671	1,369,030,132
Total non-current liabilities	60,233,414	67,980,284	2,802,155,153

Commitments and contingencies

DEFICIT
Ordinary shares, no par value - VinFast Auto Ltd (2,337,788,498 and 2,338,695,829 shares issued and outstanding as of December 31, 2023 and June 30, 2024)	9,847,536	9,861,943	406,510,429
Accumulated losses	(190,502,556)	(223,965,064)	(9,231,865,787)
Additional paid-in capital	38,258,499	55,290,576	2,279,083,924
Other comprehensive loss	(385,873)	(464,216)	(19,135,037)
Deficit attributable to equity holders of the parent	(142,782,394)	(159,276,761)	(6,565,406,472)
Non-controlling interests	77,370,679	77,324,993	3,187,345,136
Total deficit	(65,411,715)	(81,951,768)	(3,378,061,336)
TOTAL DEFICIT AND LIABILITIES	146,857,721	149,262,830	6,152,631,080

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended June 30,			For the six months ended June 30,
	2023			2023
	VND million			VND million
	(Unaudited) (Adjusted) (*)	2024 VND million (Unaudited)	2024 USD (Unaudited)	(Unaudited) (Adjusted) (*)	2024 VND million (Unaudited)	2024 USD (Unaudited)
Revenues
Sales of vehicles	7,483,704	7,698,685	317,340,684	9,013,462	13,452,915	554,530,709
Sales of merchandise	-	18,433	759,810	38,269	59,988	2,472,712
Sales of spare parts and components	180,793	353,057	14,553,050	372,338	641,937	26,460,717
Rendering of services	98,267	393,280	16,211,047	172,987	609,023	25,103,998

Rental income
Revenue from leasing activities	185,597	206,783	8,523,619	316,070	432,239	17,816,941
Revenues	7,948,361	8,670,238	357,388,211	9,913,126	15,196,102	626,385,078
Cost of vehicles sold	(10,856,768)	(13,121,890)	(540,885,820)	(15,659,168)	(22,657,414)	(933,941,220)
Cost of merchandise sold	-	(15,252)	(628,689)	(38,533)	(56,538)	(2,330,503)
Cost of spare parts and components sold	(49,954)	(194,334)	(8,010,470)	(230,826)	(381,275)	(15,716,200)
Cost of rendering services	(215,130)	(632,358)	(26,065,870)	(388,596)	(1,001,670)	(41,288,953)
Cost of leasing activities	(202,126)	(142,853)	(5,888,417)	(350,431)	(364,563)	(15,027,329)
Cost of sales	(11,323,978)	(14,106,687)	(581,479,266)	(16,667,554)	(24,461,460)	(1,008,304,204)

Gross loss	(3,375,617)	(5,436,449)	(224,091,055)	(6,754,428)	(9,265,358)	(381,919,126)

Operating expenses
Research and development costs	(3,472,402)	(2,662,530)	(109,749,794)	(8,652,315)	(5,255,234)	(216,621,352)
Selling and distribution costs	(1,291,904)	(1,523,054)	(62,780,462)	(2,569,764)	(3,236,184)	(133,395,878)
Administrative expenses	(1,521,251)	(2,313,737)	(95,372,506)	(2,736,859)	(3,657,792)	(150,774,608)
Net other operating expenses	(149,927)	(1,460,667)	(60,208,862)	(83,055)	(2,011,108)	(82,898,104)

Operating loss	(9,811,101)	(13,396,437)	(552,202,679)	(20,796,421)	(23,425,676)	(965,609,068)
Finance income	193,520	199,571	8,226,340	353,915	228,020	9,399,011
Finance costs	(3,237,677)	(4,514,558)	(186,090,602)	(6,103,263)	(8,679,315)	(357,762,366)
Net loss on financial instruments at fair value through profit or loss	(607,610)	(952,119)	(39,246,455)	(1,279,073)	(1,561,949)	(64,383,718)
Share of gains/(losses) from equity investees	8,113	(30,468)	(1,255,894)	10,922	(31,902)	(1,315,004)

Loss before income tax expense	(13,454,755)	(18,694,011)	(770,569,291)	(27,813,920)	(33,470,822)	(1,379,671,146)
Tax income/(expense)	21,036	(70,316)	(2,898,434)	40,538	(37,372)	(1,540,478)

Net loss for the period	(13,433,719)	(18,764,327)	(773,467,725)	(27,773,382)	(33,508,194)	(1,381,211,624)
Net loss attributable to non-controlling interests	(22,357)	(23,101)	(952,226)	(51,222)	(45,686)	(1,883,182)

Net loss attributable to controlling interest	(13,411,362)	(18,741,226)	(772,515,499)	(27,722,160)	(33,462,508)	(1,379,328,442)

(*)            As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended June 30,			For the six months ended June 30,
	2023			2023
	VND million			VND million
	(Unaudited) (Adjusted) (*)	2024 VND million (Unaudited)	2024 USD (Unaudited)	(Unaudited) (Adjusted) (*)	2024 VND million (Unaudited)	2024 USD (Unaudited)
Net loss for the period	(13,433,719)	(18,764,327)	(773,467,725)	(27,773,382)	(33,508,194)	(1,381,211,624)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	21,433	(115,923)	(4,778,359)	2,609	(78,343)	(3,229,308)

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	21,433	(115,923)	(4,778,359)	2,609	(78,343)	(3,229,308)

Total comprehensive loss for the period, net of tax	(13,412,286)	(18,880,250)	(778,246,084)	(27,770,773)	(33,586,537)	(1,384,440,932)
Net loss attributable to non-controlling interests	(22,357)	(23,101)	(952,226)	(51,222)	(45,686)	(1,883,182)
Comprehensive loss attributable to controlling interest	(13,389,929)	(18,857,149)	(777,293,858)	(27,719,551)	(33,540,851)	(1,382,557,749)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(5,831)	(8,015)	(0.33)	(12,053)	(14,312)	(0.59)
						Unit: Shares
Weighted average number of shares used in loss per share computation
Basic and diluted	2,299,999,998	2,338,286,336	2,338,286,336	2,299,999,998	2,338,072,572	2,338,072,572

(*)            As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2023 VND million (Unaudited) (Adjusted) (*)	2024 VND million (Unaudited)	2024 USD (Unaudited)
OPERATING ACTIVITIES
Net loss for the period	(27,773,382)	(33,508,194)	(1,381,211,624)
Adjustments:
Depreciation of property, plant and equipment	2,691,059	4,428,794	182,555,400
Amortization of intangible assets	120,231	179,358	7,393,157
Impairment of assets and changes in fair value of held for sale assets	862,561	1,446,312	59,617,148
Changes in operating lease right-of-use assets	570,103	929,984	38,334,048
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	4,698,893	6,085,993	250,865,334
Deferred tax income	(40,537)	(9,809)	(404,328)
Unrealized foreign exchange losses	167,064	1,120,560	46,189,613
Net losses on financial instruments at fair value through profit or loss	1,279,073	1,561,949	64,383,718
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	1,763,620	1,427,480	58,840,890
Losses on disposal and write-off of fixed assets	-	175,390	7,229,596
Share of (gains)/losses from equity investees	(10,922)	31,902	1,315,004
Share-based compensation expenses	-	71,953	2,965,911
Change in working capital:
Trade receivables and advance to suppliers, net investment in sales-type lease	4,342,402	841,435	34,684,048
Inventories	(5,892,715)	(3,982,884)	(164,174,938)
Trade payables, deferred revenue and other payables	215,936	(11,134)	(458,945)
Operating lease liabilities	(565,337)	(743,443)	(30,644,806)
Prepayments, other receivables and other assets	285,714	(334,866)	(13,803,215)
Net cash flows used in operating activities	(17,286,237)	(20,289,220)	(836,323,990)

 (*)            As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

	For the six months ended June 30,
	2023 VND million (Unaudited) (Adjusted) (*)	2024 VND million (Unaudited)	2024 USD (Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(14,633,149)	(7,407,648)	(305,344,106)
Proceeds from disposal of property, plant and equipment	-	14,171	584,130
Disbursement of bank deposit and loans	(10,480,000)	(4,332,754)	(178,596,620)
Collection of loans	11,157,900	-	-
Payment for acquisition of a subsidiary (net of cash held by entity being acquired)	-	(10,252)	(422,589)
Net proceeds from the disposal of a subsidiary	-	(20,000)	(824,402)
Payment for investments in equity investees	(1,039,033)	-	-
Receipt from government grants	-	921,365	37,978,772
Net cash flows used in investing activities	(14,994,282)	(10,835,118)	(446,624,815)

FINANCING ACTIVITIES
Deemed contribution from owners	1,127,000	16,994,659	700,521,805
Proceeds from borrowings	48,997,899	45,223,504	1,864,118,054
Cash received under a business cooperation contract	9,625,000	-	-
Cash payment under a business cooperation contract	-	(3,750,000)	(154,575,433)
Repayment of borrowings	(29,525,967)	(28,442,486)	(1,172,402,556)
Net cash flows from financing activities	30,223,932	30,025,677	1,237,661,871

Net decrease in cash and cash equivalents and restricted cash	(2,056,587)	(1,098,661)	(45,286,933)
Cash, cash equivalents and restricted cash at beginning of the period	4,361,631	4,858,767	200,278,937
Net foreign exchange differences	2,609	(78,343)	(3,229,308)
Cash, cash equivalents and restricted cash at end of the period	2,307,653	3,681,763	151,762,696

Supplement disclosures of non-cash activities
Debt conversion to equity	1,173,000	-	-
Non-cash property, plant and equipment additions	6,799,610	6,731,875	277,488,664
Establishment of right-of-use assets and lease liabilities at commencement dates	2,973,362	227,287	9,368,796

(1)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (ii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iii) risks associated with the Company’s limited operating history, (iv) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus, (v) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (vi) risks associated with being a new entrant in the EV industry, (vii) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity, (viii) the Company’s ability to successfully introduce and market new products and services, (ix) competition in the automotive industry, (x) the Company’s ability to adequately control the costs associated with its operations, (xi) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes acceptable from its suppliers, (xii) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xiii) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xiv) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xv) the demand for, and consumers’ willingness to adopt, EVs, (xvi) the availability and accessibility of EV charging stations or related infrastructure, (xvii) the unavailability, reduction, or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xviii) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations, or cash flows, (xix) the risk of battery pack failures in the Company or its competitor’s EVs, (xx) risks related to the failure of the Company’s business partners to deliver their services, (xxi) errors, bugs, vulnerabilities, design defects, or other issues related to technology used or involved in the Company’s EVs or operations, (xxii) the risk that the Company’s research and development efforts may not yield expected results, (xxiii) risks associated with autonomous driving technologies, (xxiv) product recalls that the Company may be required to make, (xxv) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxvi) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxvii) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates, and (xxviii) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or people acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND24,260 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2024. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

Media Relations

info@vingroup.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS), a subsidiary of Vingroup JSC, one of Vietnam’s largest conglomerates, is a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone. VinFast’s product lineup today includes a wide range of electric SUVs, e-scooters, and e-buses. VinFast is currently embarking on its next growth phase through rapid expansion of its distribution and dealership network globally and increasing its manufacturing capacities with a focus on key markets across North America, Europe and Asia. Learn more at www.vinfastauto.us